EXHIBIT 10(a)(6)

**COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS OF CLECO CORPORATION
2000 Long-Term Incentive Compensation Plan
Administrative Procedure No. 1**

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), has established the 2000 Long-Term Incentive Compensation Plan, which plan is intended to provide flexibility to the Company in connection with its compensation practices and to attract, retain and motivate officers, executives and other key employees through the grant of nonqualified stock options, incentive stock options, restricted stock, common stock equivalent units, stock appreciation rights and other forms of incentive compensation, all as more fully set forth therein (as amended, the "LTIP;" capitalized terms used but not otherwise defined in this Administrative Procedure shall have the meanings ascribed to such terms in the LTIP); and

Whereas, the default provisions governing the effect of an Employee's severance of his or her employment with the Company and all Affiliates prior to the date on which Performance Objectives or other restrictions imposed on Restricted Stock granted under the LTIP have lapsed is provided for in Section 8.5, Effect of a Severance of Employment, of the LTIP; and

Whereas, Section 8.5 of the LTIP states that the Compensation Committee of the Company's Board of Directors (the "Committee") may provide for the effect of such a severance on such Restricted Stock otherwise than as set forth in subsections 8.5(a), 8.5(b) and the next succeeding paragraph of Section 8.5 (together, the "Existing Procedures");

Now, Therefore, Be it Resolved, that pursuant to Section 8.5 of the LTIP and in lieu of the Existing Procedures, the Committee hereby adopts and approves the following procedures with respect to any severance by an Employee of his or her employment with the Company and all Affiliates prior to the date on which Performance Objectives or other restrictions imposed on Restricted Stock granted under the LTIP have lapsed, which procedures shall apply effective as of the 2006-2008 Performance Cycle and remain in effect until such time as the Committee may take other specific action to supplement, rescind or otherwise modify the same:

Severance on account of:	If any Restricted Stock held by then-current Participants vests at the completion of the applicable Performance Cycle:	If no Restricted Stock held by then-current Participants vests at the completion of the applicable Performance Cycle:
Retirement on or after age 55, death, disability or involuntary severance other than for cause.	At the completion of the applicable Performance Cycle, restrictions lapse and Performance Objectives are deemed satisfied as to the number of shares of Restricted Stock issued with respect to such Performance Cycle determined by obtaining the product of: (a) the total number of shares of such Restricted Stock subject to restriction and/or Performance Objectives, (b) the actual payout percentage paid to then-current Participants at the completion of the applicable Performance Cycle and (c) the quotient obtained by dividing (i) the number of days in the applicable Performance Cycle prior to the severance of the Employee by (ii) the total number of days in such Performance Cycle.	No restrictions lapse and no Performance Objectives deemed satisfied; Restricted Stock subject to restrictions or Performance Objectives deemed canceled and forfeited as of the completion of the applicable Performance Cycle.
Termination prior to age 55, resignation, severance for cause or any other severance not specified above.	No restrictions lapse; no Performance Objectives deemed satisfied; Restricted Stock subject to restrictions or Performance Objectives deemed canceled and forfeited as of the date of severance from employment.	No restrictions lapse and no Performance Objectives deemed satisfied; Restricted Stock subject to restrictions or Performance Objectives deemed canceled and forfeited as of the date of severance from employment.